LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

18 May 2004

04030537

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 JUN -3 A 10: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 May 2004, Re: Lion Industries Corporation Berhad ("LICB") - Second Deferment of the redemption date of the 41,613,000 redeemable preference shares in Likom Computer System Sdn Bhd held by LICB from 28 December 2003 to 28 June 2005 for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

SUPPL

WONG PHOOI LIN
Secretary

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/10

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 17/05/2004 05:36:32 PM
Reference No LI-040517-4C7B7

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

Second Deferment of the redemption date of the 41,613,000 redeemable preference shares in Likom Computer System Sdn Bhd ("LCS") held by LICB from 28 December 2003 to 28 June 2005 ("Proposed Second Deferment")

* **Contents :-**

We refer to the announcement dated 12 March 2004 in relation to the Proposed Second Deferment.

The Board of Directors of LICB wishes to announce that the Company and LCS had on 17 May 2004 mutually agreed that the date for the perfection of the charge for RM15.29 million nominal value Lion Diversified Holdings Berhad ("LDHB") irredeemable convertible unsecured loan stocks and 11.17 million new LDHB shares of RM0.50 each to be deposited as additional securities by LCS to LICB in consideration of the Proposed Second Deferment, shall be extended from 30 April 2004 to 30 June 2004.

Save as disclosed above, the other terms and conditions of the agreement dated 12 March 2004 remain unchanged.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

17 MAY 2004